Mail Stop 3561

September 28, 2009

Bernard Briskin
President and Chief Executive Officer
Arden Group, Inc.
2020 South Central Avenue
Compton, California 90220

> **Re:** **Arden Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 16, 2009**
> **File No. 000-09904**

Dear Mr. Briskin:

We have reviewed your letter dated September 2, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of…, page 13</u>

<u>Critical Accounting Policies, page 22</u>

1.   We have reviewed your response to comment two in our letter dated August 4, 2009. Please further expand on the assumptions and uncertainties that underlie your critical accounting policies. Specifically, please expand your discussion of inventories and cost of sales to discuss the components of your inventory valuation that require significant management estimates and describe how changes in those estimates will affect earnings.

Financial Statements, page 44

Notes to Consolidated Financial Statements, page 53

Note 1. Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 56

2.   We have reviewed your response to comment nine in our letter dated August 4, 2009. We assume each supermarket is a separate operating segment which has been aggregated into a single reportable segment based on paragraph 17 of SFAS 131. If this is the case, please provide the disclosure required by paragraph 26 of SFAS 131. If this is not the case, please tell us why you do not consider each supermarket to be a separate operating segment.

Note 6. Property, Plant and Equipment, page 61

3.   We have reviewed your response to comment 12 in our letter dated August 4, 2009 and note that you do not adjust the useful life of preexisting leasehold improvements if a lease term is subsequently extended as the result of the exercise of an option, a lease amendment, or a new lease. Considering a legal extension or renewal of a lease beyond the lease term, as defined in SFAS 13, would create a "new" lease under paragraph 9 of SFAS 13, please clarify why you do not use the new lease term in extending the amortization period for any remaining leasehold improvements. Although we agree that new leasehold improvements not anticipated at the beginning of a lease would not result in adjustments to the amortization period of preexisting leasehold improvements at the time the new leasehold improvement costs are incurred, it appears that the amortization period for preexisting leaseholds would nevertheless be extended once there is a legal extension or renewal of the lease beyond the lease term.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director